BB 3/6 8-50174

03013747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-043100~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Fairfield Court Suite 200
(No. and Street)

Ann Arbor (City) | Michigan (State) | 48108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Chimner (734) 213-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yeo & Yeo, P.C.
(Name – *if individual, state last, first, middle name*)

455 E. Eisenhower Pkwy., Suite 102 (Address) | Ann Arbor (City) | Michigan (State) | 48108 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Scott W. Chimner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Audited Financial Statements

and

Additional Information

December 31, 2002 and 2001

QUESTAR CAPITAL CORPORATION
December 31, 2002 and 2001

TABLE OF CONTENTS

All other disclosure and reconciliation required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company

YEO & YEO
CPAs & Business Consultants

Independent Auditors' Report

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

We have audited the accompanying statements of financial condition of Questar Capital Corporation as of December 31, 2002 and 2001 and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of Net Capital on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yeo & Yeo, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Ann Arbor, Michigan
February 14, 2003

455 E. Eisenhower Parkway, Suite 102 • Ann Arbor, MI 48108 • (734) 769-1331 • Fax (734) 996-3777

Alma • Ann Arbor • Battle Creek • Flint • Kalamazoo • Lansing • Marlette • Midland • Saginaw

QUESTAR CAPITAL CORPORATION

Statements of Financial Condition

December 31, 2002 and 2001

Assets	2002	2001
Current assets		
Cash	$ 928,191	$ 156,172
Cash deposits with clearing organizations	156,412	106,639
Commissions receivable	608,553	742,939
Other receivables	94,099	130,504
Notes receivable	-	992
Prepaid Expenses	168,716	100,126
Total current assets	1,955,971	1,237,372
Other assets - investments	-	72,353
Total assets	$ 1,955,971	$ 1,309,725
Liabilities and Stockholder's Equity		
Current liabilities		
Note payable	$ -	$ 63,407
Accounts payable	84,875	81,522
Other payables	304,889	-
Commissions payable	831,791	714,084
Accrued expenses	36,800	2,000
Deferred revenue	183,009	114,817
Income taxes	66,363	42,400
Total current liabilities	1,507,727	1,018,230
Stockholder's Equity		
Common stock - No par value; 1,000 shares authorized, issued and outstanding	113,728	113,728
Retained earnings	334,516	191,229
Accumulated other comprehensive income(loss)	-	(13,462)
Total stockholder's equity	448,244	291,495
Total liabilities and stockholder's equity	$ 1,955,971	$ 1,309,725

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue		
Commissions	$ 18,151,650	$ 14,138,084
Investment advisor fees	1,336,763	1,442,098
Sponsorship income	143,828	119,974
Insurance and licensing	401,574	187,356
Interest and dividends	23,795	43,612
Total revenue	20,057,610	15,931,124
Operating expenses		
Commission expense	17,426,582	13,706,845
Management fees	1,226,000	1,145,381
Investment advisor expense	178,313	163,106
NASD and other registration fees	103,508	105,622
Office supplies and expenses	79,339	64,258
Printing costs	14,151	9,643
Bank charges	16,465	11,981
Office maintenance	11,348	10,188
Telephone	37,714	37,109
Utilities	2,611	13,091
Insurance	228,044	132,391
Professional fees	162,954	125,739
Computer and transaction fees	41,240	48,449
Meetings and conferences	73,677	43,871
Promotion and sales expense	82,903	70,409
Meals and entertainment	16,022	6,995
Travel	16,955	14,613
Recruitment	59,255	20,463
Donations	1,975	16,530
State taxes	3,374	3,853
Interest expense	229	3,790
Miscellaneous	37,900	18,163
Investment loss (gain)	14,052	-
Total operating expenses	19,834,611	15,772,490
Income before income taxes	222,999	158,634
Income taxes	79,712	62,326
Net income	$ 143,287	$ 96,308

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statement of Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income(loss)	Total Stockholder's Equity
Balance - December 31, 2000	$ 113,728	$ 94,921	$ (8,154)	$ 200,495
Net income for the year ended December 31, 2001	-	96,308	-	96,308
Other comprehensive income(loss) Unrealized loss on investments	-	-	(5,308)	(5,308)
Total comprehensive income				91,000
Balance - December 31, 2001	$ 113,728	$ 191,229	$ (13,462)	$ 291,495
Net income for the year December 31, 2002	-	143,287	-	143,287
Accumulated other comprehensive loss realized	-	-	13,462	13,462
Total comprehensive income				156,749
Balance - December 31, 2002	**$ 113,728**	**$ 334,516**	**$ -**	**$ 448,244**

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Cash received from customers	$ 20,136,526	$ 15,918,191
Cash paid to suppliers and representatives	(19,382,279)	(15,909,689)
Interest and dividends received	23,795	43,612
Interest paid	(229)	(3,790)
Federal income taxes paid	(58,000)	(41,726)
Net cash provided by operating activities	719,813	6,598
Cash flows from investing activities		
Receipts (disbursements) on advances to representatives	8,144	(60,504)
Net receipts on notes receivable	71,427	3,601
Investment sales proceeds	72,353	3,300
Unrealized loss adjustment	13,462	-
Investment in mutual funds	-	(15,906)
Net cash provided (used) by investing activities	165,386	(69,509)
Cash flows from financing activities		
Borrowings from note payable	-	140,778
Payments on note payable	(63,407)	(117,402)
Net cash provided (used) by financing activities	(63,407)	23,376
Net increase (decrease) in cash	821,792	(39,535)
Cash		
Balance - beginning of the period	262,811	302,346
Balance - end of the period	$ 1,084,603	$ 262,811

	2002	2001
Reconciliation of net income to net cash provided by operating activities		
Net income	**$ 143,287**	$ 96,308
Changes in operating assets and liabilities which increase (decrease) cash flow		
Commissions and other receivables	**92,212**	29,446
Prepaid expenses	**(68,590)**	(33,271)
Accounts payable and accrued expenses	**38,153**	(30,253)
Commissions payable	**117,707**	(134,549)
Other payables	**304,889**	-
Deferred revenue	**68,192**	58,317
Income taxes payable	**23,963**	20,600
	$ 719,813	$ 6,598

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Questar Capital Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization

Questar Capital Corporation (the Company) was incorporated March 19, 1997, under the laws of the State of Michigan and is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (Parent). The Company is registered with the U.S. Securities and Exchange Commission as a broker/dealer, and is a member in the National Association of Securities Dealers. Broker/dealer transactions commenced in July 1997, at which time the Company began transacting business by placing customer trades through a clearing broker or directly with mutual funds. The Company does not carry customer accounts or hold customer securities. The Company, upon application for registration as an investment adviser, was issued an order by the U. S. Securities and Exchange Commission, effective September 24, 1998, granting registration pursuant to Section 203 of the Investment Advisors Act of 1940.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes highly liquid funds held in commercial checking and savings accounts, and cash deposits with clearing organizations.

Commissions Receivable

Commissions receivable represents commissions earned and unpaid, on a trade-date basis, at the end of the year. No allowance has been provided on commissions receivable as management believes all amounts are collectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses determined using the average cost per share basis is included in earnings. Unrealized holding gains and losses are reported in stockholder's equity.

Commissions

Securities transactions, and related commission income and expense, are recorded on the trade date basis.

Deferred Revenue

Deferred revenue represents amounts received in advance for sponsorship and seminar income.

Income Taxes

Income taxes are provided at the applicable rates on the basis of items included in the determination of financial reporting. The Company files its own federal and state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising and marketing costs, including direct response advertising costs, as they are incurred.

NOTE 2 - CASH DEPOSITS WITH CLEARING ORGANIZATIONS

Questar Capital Corporation is required to maintain deposit accounts with clearing organizations and others, to assure the performance of the obligations of the Company under the terms of their agreements.

NOTE 3 - INVESTMENTS

Investments are classified as available for sale and are reported at fair value with unrealized gains and losses included in stockholder's equity.

At December 31, 2001, these securities had a fair value of $72,353, a cost of $85,815 and an accumulated unrealized loss of $13,462.

All marketable securities were sold during the year ended December 31, 2002 at a realized loss of $14,052.

NOTE 4 - NOTE PAYABLE

The Company was indebted under the following note payable at December 31:

	2002	2001
Insurance obligation, payable to a finance company in monthly installments of $16,065, including interest at 6.45% through April 2002	$ -	$ 63,407

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $201,045, which was $100,530 in excess of its required net capital of $100,515. The Company's net capital ratio was 7.50 to 1.

At December 31, 2001, the Company had net capital of $171,730, which was $103,814 in excess of its required net capital of $67,916. The Company's net capital ratio was 5.93 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

Management

The Company is managed by Yorktown Financial Services, Inc., a related company through common ownership. The Company is required to pay management fees (determined periodically) to Yorktown Financial Services, Inc. for personnel costs, rent, and various other operating expenses.

Other Receivables

Other receivables include the following amounts from related parties on December 31:

	2002	2001
Yorktown Financial Services, Inc.	$ -	$ 70,000
Questar Agency, Inc.	-	435
	$ -	$ 70,435

Other Payables

Other payables consist of the following amounts due to related parties on December 31:

	2002	2001
Yorktown Financial Services, Inc.	$ 304,889	$ -

Commission Revenue

Client transactions in connection with variable life insurance and annuity contracts are initiated by Questar Agency, Inc. and various agency subsidiaries, which are related to the Company through common ownership and other agreements. Commission income received from these related parties during the years ended December 31, 2002 and 2001 amounted to $3,845,204 and $3,662,019, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS – (Continued)

Management fees

During the years ended December 31, 2002 and 2001, the Company incurred management fees of $1,226,000 and $1,145,381, respectively, to Yorktown Financial Services, Inc., a related company through common ownership.

NOTE 7- FUND MANAGER AND INVESTMENT ADVISOR

As of October 6, 1998, the Company has been retained, under various contractual agreements, as a Fund Manager and Investment Advisor to The Avalon Fund of Maryland, Inc., which currently consists of one portfolio, The Avalon Capital Appreciation Fund (the Fund). Contractual agreements include: an Investment Advisory Agreement for monthly fees at the annual rate of 0.50% of average net asset value of the Fund computed daily in consideration of investment advisory services; and an Operating Services Agreement for monthly fees at the annual rate of 1.45% of the average net asset value of the Fund computed daily in consideration of operating, administration and other specified services. The Company has entered into an Investment Company Services Agreement with InCap Service Company to provide transfer agent and essentially all administrative services for the Fund.

For the years ended December 31, 2002 and 2001, advisory and servicing fees received amounted to $70,857 and $88,603, respectively. For the years ended December 31, 2002 and 2001, the Company has voluntarily assumed and paid certain fund expenses in the amount of $178,313 and $163,106, respectively.

The Fund will not be required to pay the advisor for any amounts voluntarily waived or assumed. The Net Asset Value of the Fund on December 31, 2002 and 2001 was $2,426,431 and $3,853,509, respectively.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include brokers-dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker/dealer on a fully disclosed basis. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company's cash is deposited in one financial institution. Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and certain temporary bank investments which may, at times, be in excess of the FDIC insurance limit or not covered by the FDIC.

NOTE 10 - CONTINGENCIES

The Company may at times be a party to litigation and claims arising in the normal course of business. The likelihood or impact of future claims that may be brought against the Company cannot be determined, by management, with reasonable certainty. Accordingly, no provision for any contingent liabilities has been made in the financial statements.

NOTE 11 - RECLASSIFICATIONS

Various accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the current year's presentation.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002 and 2001

	2002	2001
Net capital		
Total stockholder's equity qualified for net capital	$ 448,244	$ 291,495
Add allowable credits	-	-
Total capital and allowable credits	448,244	291,495
Deduct non-allowable assets		
Other current assets	(8,600)	(3,300)
Notes receivable and advances	(52,518)	(992)
Prepaid expenses	(168,716)	(100,126)
Net capital before haircuts	218,410	187,077
Less haircuts on securities positions	(17,365)	(15,347)
Net capital	$ 201,045	$ 171,730
Aggregate indebtedness		
Items included in statement of financial condition:		
Commissions payable	$ 831,791	$ 714,084
Other accounts payable and expenses	675,936	304,146
Total aggregate indebtedness	$ 1,507,727	$ 1,018,230
Computation of basic net capital requirement		
Minimum net capital required (greater of):		
Company (1/15th of total aggregate indebtedness)	$ 100,515	$ 67,916
Broker dealer-minimum dollar net capital requirement	50,000	50,000
Basic net capital requirement	$ 100,515	$ 67,916
Excess net capital	$ 100,530	$ 103,814
Excess net capital at 1000%	$ 50,272	$ 69,907
Ratio - Aggregate indebtedness to net capital	7.50	5.93
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of December 31, 2002 and 2001):		
Net capital, as reported in the Company's (unaudited) FOCUS report	$ 189,389	$ 309,655
Audit adjustments (net)	11,656	(137,925)
Net capital per above	$ 201,045	$ 171,730

YEO & YEO
CPAs & Business Consultants

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

455 E. Eisenhower Parkway, Suite 102 • Ann Arbor, MI 48108 • (734) 769-1331 • Fax (734) 996-3777
Alma • Ann Arbor • Battle Creek • Flint • Kalamazoo • Lansing • Marlette • Midland • Saginaw

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No matters came to our attention involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yeo & Yeo, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Ann Arbor, Michigan
February 14, 2003